Subject: SideChannel (SDCH): Warrant Exchange Offer Waiving All or Nothing and Changing Expiration Date
Date: Sunday, December 10, 2023 at 3:41:31 PM Pacific Standard Time
From: Ryan Polk
To: Warrant Holder

Today, our Board of Directors approved waiving the all or nothing requirement in our warrant exchange offer and changed the threshold to sixty-five percent (65%). We are providing 2021 Investor Warrant holders ten days to respond to this change. As such, the expiration date is now 5:00 p.m., Eastern Time, December 26, 2023.

As of Friday, December 8, we had 67.5% of warrants tendered which is above the new requirement of 65.0%. If the participation level exceeds 65.0% at 5:00 p.m., Eastern Time, December 26, 2023, then we intend to issue the common stock and new warrants to all participating 2021 Investor Warrant holders on or before December 28, 2023.

If you have submitted a Letter of Transmittal ("LOT") then no further action is required unless you wish to withdraw your warrants from the exchange offer.

If you have not submitted the LOT and wish to do so, please look in your email inbox for a DocuSign request to execute the LOT.

Brian and I recommended the Board take this action to recognize the support we have received for the warrant exchange offer.

We anticipate more warrant holders participating in the offer prior to the December 26 expiration date; however, while we would like to see all 2021 Investor Warrants tendered in this offer, we acknowledge it is unlikely to happen. To that end, we have been tasked by our Board to develop the alternatives at our disposal for working around the toxic 2021 Investor Warrants.

Please reply to this email with any questions or contact me via phone using +1-317-910-0838.

Regards,

Ryan Polk